UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File No. 001-36085

CNH INDUSTRIAL N.V.

(Translation of Registrant’s Name Into English)

Cranes Farm Road

Basildon

Essex SS14 3AD

United Kingdom

Tel. No.: +44 1268 533000

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

CNH INDUSTRIAL N.V.

Form 6-K for the month of March 2014

The following exhibits are furnished herewith:

Exhibit 99.1	CNH Industrial N.V. Annual Report for the year ended December 31, 2013
Exhibit 99.2.	CNH Industrial Publishes its EU Annual Report and Announces Future Financial Reporting Plans

Forward-Looking Statements

Certain statements contained in this document that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. Words such as “forecast”, “projection”, “outlook”, “prospects”, “expected”, “estimates”, “plan”, “anticipate”, “intend”, “believe”, or other words or phrases to the same effect often identify forward-looking statements. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of CNH Industrial N.V. (the “Company” and together with the Company’s subsidiaries, the “Group”) and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; factors affecting the agricultural business including commodity prices, weather, floods, earthquakes or other natural disasters, and government farm programs; general economic conditions in each of the Group’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Group competes; development and use of new technologies and technological difficulties; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity; the Group’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; the evolution of the Group’s alliance with Kobelco Construction Machinery Co., Ltd; the Group’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further worsening of the Eurozone sovereign debt crisis, other similar risks and uncertainties; and the Group’s success in managing the risks involved in the foregoing. Additional information concerning factors, risks, and uncertainties that could cause actual results to differ materially is contained in the registration statement declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on June 21, 2013 and is incorporated by reference herein. Investors should refer and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which the Group operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this document are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. The Company does not undertake an obligation to update or revise publicly any forward-looking statements.

The Group’s outlook is based upon assumptions relating to the factors described in the earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Group undertakes no obligation to update or revise its outlook, whether as a result of new developments or otherwise. Further information concerning the Group and its businesses, including factors that potentially could materially affect the Group’s financial results, is included in the Group’s other filings with the SEC, the AFM and CONSOB.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By:	/s/ Roberto Russo
Name: Roberto Russo Title: Corporate Secretary

March 4, 2014

Index of Exhibits

Exhibit Number	Description of Exhibit

99.1	CNH Industrial N.V. Annual Report for the year ended December 31, 2013

99.2	CNH Industrial Publishes its EU Annual Report and Announces Future Financial Reporting Plans